Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212
AngloGold Limited
("AngloGold")
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: ANG
ISIN: ZAE000043485

ANGLOGOLD/ASHANTI MERGER UPDATE AND FURTHER CAUTIONARY

AngloGold has today agreed with Ashanti Goldfields Company Limited ("Ashanti") to extend the Transaction Agreement entered into on 4 August 2003, details of which were announced on 5 August 2003. The Transaction Agreement originally provided that it would terminate if certain approvals and undertakings were not received from the Government of Ghana before 30 September 2003, or such later date as may be agreed by Ashanti and AngloGold. This date has now been extended to 31 October 2003, or such later date as may be agreed by Ashanti and AngloGold.

Shareholders are advised to continue to exercise caution when dealing in AngloGold's securities until a further announcement is made.

Johannesburg
23 September 2003

JSE Sponsor: UBS

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. For a discussion of important factors and risks involved in AngloGold's business, refer to AngloGold's annual report on Form 20-F for the year ended 31 December 2002 which was filed with the U.S. Securities and Exchange Commission ("SEC") on 7 April 2003.

AngloGold does not undertake any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this news release, whether as a result of new information, future events or otherwise.

In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents filed with the SEC, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.